UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                      FORM 12b-25

            Commission File Number 000-52136

              NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K  [_] Form 20-F  [_] Form 11-K  [ ] Form 10-Q
             [_]Form 10-D   [_] Form N-SAR [_] Form N-CSR

             For Period Ended: December 31, 2007
                               -----------------

             [_]  Transition Report on Form 10-K

             [_]  Transition Report on Form 20-F

             [_]  Transition Report on Form 11-K

             [_]  Transition Report on Form 10-Q

             [_]  Transition Report on Form N-SAR
                  For the Transition Period Ended:________________



Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I --REGISTRANT INFORMATION

Aegean Earth and Marine Corporation
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Full Name of Registrant

Tiger Growth Corporation
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Former Name if Applicable

c/o Nautilus Global Partners, 700 Gemini Street, Suite 100
------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Houston, TX  77056
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City, State and Zip Code

PART II --RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonableeffort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-
Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The compilation, dissemination and review of the information required to be presented in the Form 10-K for the period ending December 31, 2007 could not be completed and filed by March 31, 2008, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10-K within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Joseph Rozelle              (281)                 488-3883
    --------------------       -----------        -----------------
         (Name)                (Area Code)        (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).        [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended December 31, 2007, the registrant expects to report a net loss of approximately $96,000 as compared to a net loss of approximately $26,000 for the year ended December 31, 2006. The increase in the net loss for the registrant in 2007 as compared to 2006 is primarily due to additional costs and expenses incurred by the registrant in connection with its acquisition of Aegean Earth and Marine S.A. as reported in a Current Report on Form 8-K filed on March 6, 2008.

                 Aegean Earth and Marine Corporation
           --------------------------------------------
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 28, 2008                By: /s/ Joseph R. Rozelle
                                       ---------------------------
                                       Joseph R. Rozelle
                                       Chief Executive Officer